FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

CLAWBACK POLICY

1. POLICY
This Clawback Policy (this “Clawback Policy”) of Companhia Brasileira de Distribuição (the “Company”) is intended to comply with the applicable listing regulations of the New York Stock Exchange (the “NYSE”) that have been implemented pursuant to the newly-adopted clawback rules under the U.S. Securities Exchange Commission (the “SEC”).

2. APPLICABILITY

This Clawback Policy applies to all current or former “Officers” of the Company (as defined below) who received Excess Incentive Compensation (as defined below) during the Recoupment Period (as defined below). For purposes of this Clawback Policy, “Officers” means the president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer, statutory or otherwise, of the Company and/or its subsidiaries. who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Officers of the Company’s parent companies or subsidiaries are deemed Officers of the Company if they perform such policy making functions for the Company.

The Board of Directors will be responsible for preparing and maintaining a list of the persons considered as Officers and periodical update of such list.

3. RECOUPMENT/CLAWBACK

In the event of a Restatement (as defined below), the Board of Directors shall require a current or former Officer to reimburse, repay or forfeit any Excess Incentive Compensation (as defined below) received by such Officer at any time during the three completed fiscal years immediately preceding a Restatement Determination (as defined below) (such period, the “Recoupment Period”). For the sake of clarity, this Policy shall only apply to incentive-based compensation that is “received” (within the meaning of this Policy) in respect of fiscal year 2023 or later.

For purposes of this Clawback Policy, Incentive Compensation is deemed “received” during the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant occurs after the end of that period.

“Excess Incentive Compensation” means, as determined on a pre-tax basis, that amount of Incentive Compensation that was received by the Officer during the Recoupment Period and following the effective date of this Clawback Policy, based on the incorrectly reported financial results of the Company, over the Incentive Compensation that would have been received by the Officer if such amount(s) had been determined based on the financial results of the Company set forth or reflected in the Restatement, in each case, as determined by the Board of Directors. If the Board of Directors cannot reasonably determine the amount of Excess Incentive Compensation received by the Officer based on the information set forth or reflected in the Restatement, then it will make its determination based on a reasonable estimate of the effect of the Restatement on the Company.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. For the sake of clarity, stock price and total shareholder return are also financial reporting measures.

“Incentive Compensation” means any cash, equity-based or equity-linked compensation to the extent the amount is paid, earned, vested or granted based wholly or in part on the attainment of Financial Reporting Measures.

“Restatement” means an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period.

“Restatement Determination” means the earlier to occur of (i) the date the Company’s Board of Directors, committee and/or management concludes (or reasonably should have concluded) that a Restatement is required or (ii) the date a regulator, court or other legally authorized entity directs the Company to prepare a Restatement of a previously issued financial statement.

In the event of a Restatement, the Board of Directors shall promptly after the date of the Restatement) determine the amount of the Excess Incentive Compensation for each Officer and shall promptly thereafter provide each Officer with a written notice containing the amount of Excess Incentive Compensation and a demand for repayment or return, as applicable. The Board of Directors or the applicable committee shall have discretion to determine the appropriate means of recovery of Excess Incentive Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. The right of recovery under this Clawback Policy shall run in favor of the Company and its parents and subsidiaries

4. ADMINISTRATION OF CLAWBACK POLICY

Administration of this Clawback Policy is incumbent on the Board of Directors of the Company, and may be delegated to an applicable committee. Any determinations made by the Board of Directors (or the committee, as applicable) shall be final and binding on all affected individuals.

This Clawback Policy is subject to modification for any and all reasons (particularly, to adjust this Clawback Policy to reflect changes in laws and regulations or the interpretation thereof), as the Board of Directors may deem necessary or appropriate.

Notwithstanding anything set forth herein to the contrary, the Company shall not be required to seek recovery of compensation under this Clawback Policy (i) if the Company reasonably determines that the direct expenses to be paid to a third party to recover the Excess Incentive Compensation would exceed the amount of the compensation to be recovered, making recovery impracticable, and provides all required information to the NYSE, or (ii) if recovery would be in violation of home country law provided that, before determining that it would be impracticable to recover any amount of Excess Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and a copy of the opinion is provided to the NYSE.. In connection with the foregoing, a majority of the independent directors serving on the Board of Directors must also make a determination that, as a result of any or all of the foregoing, recovery under this Clawback Policy would be impracticable.

5. NO INDEMNIFICATION

None of the Company or any of its subsidiaries shall be permitted to indemnify or otherwise insure any Officer against (i) the loss of any Excess Incentive Compensation that is repaid, returned or recovered pursuant to the terms of this Clawback Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Clawback Policy.

6. EFFECTIVENESS OF CLAWBACK POLICY

This Clawback Policy will become effective on the date of its approval by a meeting of the Board of Directors, and will thereafter remain in effect for an indefinite period of time, provided, however, that the Company hold American Depositary Receipts traded on the NYSE.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 11, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.